Exhibit 99.11
CONSENT OF EXPERT
The undersigned, Mr. James N. Grey, consents to the reference to him under the heading “Interest of Experts” in the Annual Report on Form 40-F, of Goldcorp Inc.

By: /s/ James N. Grey
Name: James N. Grey
Date: March 21, 2006